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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 Friedman's Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                   58-2058362
----------------------------------------    ------------------------------------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)


    4 West State Street, Savannah, Georgia                        31401
   ----------------------------------------                     ----------
   (Address of Principal Executive Offices)                     (Zip Code)


If this Form relates to the                  If this Form relates to the
registration of a class of securities        registration of a class of
pursuant to Section 12(b) of the             securities pursuant to Section
Exchange Act, and is effective               12(g) of the Exchange Act and is
pursuant to General Instruction              effective pursuant to General
A.(c) please check the following             Instruction A.(d), please check
box............................... |X|       the following box.............. |_|


        Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                          Name of Each Exchange on Which Each
to be so Registered:                         Class is to be Registered:
--------------------                         --------------------------
Class A Common Stock, Par                    New York Stock Exchange
Value $0.01 Per Share


     Securities to be registered pursuant to Section 12(g) of the Act: None.
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ITEM 1. Description of Registrant's Securities to be Registered.

       The following summary of the terms of our Class A common stock, including our certificate of incorporation, as amended, and bylaws, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our certificate of incorporation and bylaws, which are available as exhibits to our public filings with the SEC. You should refer to, and read this summary together with, our certificate of incorporation and bylaws to review all of the terms of our common stock that may be important to you.

        Under our certificate of incorporation, we are authorized to issue a total of 40,000,000 shares of Class A common stock, par value $0.01 per share. As of May 27, 2003, we had issued and outstanding 17,585,348 shares of our Class A common stock held by approximately 65 holders of record. All outstanding shares of our Class A common stock are fully paid and nonassessable. Our Class A common stock is currently listed on The Nasdaq Stock Market under the symbol "FRDM." This registration statement on Form 8-A is being filed in connection with our application to transfer of the listing of the Class A common stock to The New York Stock Exchange, Inc., where, upon approval of the listing application, the Class A common stock will be traded under the symbol "FRM."

        Under our certificate of incorporation, we are authorized to issue a total of 7,000,000 shares of Class B common stock, par value $0.01 per share. As of May 27, 2003, we have issued and outstanding 1,196,283 shares of our Class B common stock. All outstanding shares of our Class B common stock are fully paid and nonassessable. Our Class B common stock is not listed on a securities exchange or Nasdaq.

        Under our certificate of incorporation, we are authorized to issue a total of 10,000,000 shares of preferred stock, par value $0.01 per share. We have never issued any preferred stock.


        DIVIDENDS

        Holders of our Class A common stock and Class B common stock are entitled to participate equally in dividends when our Board of Directors declares dividends on our common stock out of legally available funds; however, dividends of Class B common stock are payable only to the holders of Class B common stock. We have declared a cash dividend of $0.0225 per share of Class A and Class B common stock for each of the first two quarters of 2003 and declared a cash dividend of $0.02 per share of Class A and Class B common stock for each quarter of 2002. Future dividends, if any, will be determined by our Board of Directors and will be based upon our earnings, capital requirements, and operating and financial condition, among other factors, at the time any such dividends are considered. Our ability to pay dividends in the future may be restricted by our credit facility, which prescribes certain income and assets tests that affect the amount of any divided payments.


        VOTING

        Holders of Class A common stock have the right to elect a minimum of 25% of our directors (rounding the number of such directors to the next highest whole number if such percentage is not equal to a whole number of directors), and each holder of Class A common stock is entitled to cast one vote for each share held. As long as there are shares of Class B common stock outstanding, holders of Class A common stock have no other voting rights, except as required by law. If and when all of the outstanding shares of Class B common stock are converted into shares of Class A common stock, the holders of Class A common stock shall be entitled to vote on all matters submitted to a vote of the stockholders and shall be entitled to one vote per share held. Generally, the vote of the majority of the shares represented at a meeting of the stockholders and entitled to vote is sufficient for actions that require a vote of the stockholders. We presently do not permit cumulative voting for the election of members of the board of directors.

        Since sole voting power has been granted to the Class B common stock, except as described in the previous paragraph and as otherwise required by law, substantially all of our corporate actions can be taken without any vote by the holders of the Class A common stock, including, without limitation, amending our certificate of incorporation or bylaws (including to authorize more shares of Class A common stock), authorizing stock options, restricted stock and other compensation plans for employees, executives and directors, authorizing a merger or disposition of or change in control over us, approving indemnification of our directors, officers and employees (and related parties) and approving conflict of interest transactions involving our affiliates. The holders of the outstanding shares of Class A common stock will be entitled, however, to vote as a class upon any proposed amendment to our certificate of incorporation which would increase or decrease the par value of the shares of Class A common stock, or alter or change the powers, preferences or special rights of the shares of the Class A common stock so as to affect them adversely.


        LIQUIDATION OR DISSOLUTION

        In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our Class A common stock and Class B common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior right of our creditors and of all liabilities.


        CONVERSION

        At the election of the holder, each share of our Class B common stock is convertible into one share of our Class A common stock. Upon the affirmative vote of holders of a majority of the Class B common stock, all holders of the Class B common stock may be required to convert their shares into Class A common stock.


        OTHER

        Holders of neither our Class A common stock nor our Class B common stock are entitled to any preemptive or preferential right to purchase or subscribe for shares of capital stock of any class, nor do such holders have any sinking fund rights. Holders of our Class A common stock do not have any conversion rights.

        The transfer agent and registrar for our common stock is Wachovia Bank, N.A., located in Charlotte, North Carolina.


ITEM 2. Exhibits.

        None.
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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           Friedman's Inc.

Date: May 28, 2003                         By: /s/ Victor M. Suglia
                                               --------------------
                                               Victor M. Suglia
                                               Senior Vice President - Chief
                                               Financial Officer